                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                        VOICESTREAM WIRELESS CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    928615103
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Jill F. Dorsey, Esq.
                                 Powertel, Inc.
                             1239 O.G. Skinner Drive
                            West Point, Georgia 31833
                                 (706) 645-2000
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 26, 2000
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

  1        NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Powertel, Inc.
           58-1944750

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a)   [ ]
                                                                                                         (b)   [X]
  3        SEC USE ONLY
  4        SOURCE OF FUNDS

           Not Applicable

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING 7   SOLE VOTING POWER
PERSON WITH
                                                          Not Applicable

                                                      8   SHARED VOTING POWER

                                                          Not Applicable

                                                      9   SOLE DISPOSITIVE POWER
                                                          Not Applicable

                                                     10   SHARED DISPOSITIVE POWER
                                                          Not Applicable

 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           Not Applicable

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                                                      [X]
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Not Applicable

 14        TYPE OF REPORTING PERSON

           CO

ITEM 1.           SECURITY AND ISSUER.

         This statement relates to shares of common stock, par value $0.001 (the "Common Stock"), of VoiceStream Wireless Corporation (the "Company"). The address and principal executive office of the Company is: 3650 131st Avenue S.E., Bellevue, Washington 98006.


ITEM 2.           IDENTITY AND BACKGROUND.

         This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Powertel, Inc., a Delaware corporation ("Powertel"). Powertel's business address is 1239 O.G. Skinner Drive, West Point, Georgia 31833. Powertel is principally engaged in the telecommunications business.

         During the last five years, Powertel has not been (a) convicted in any criminal proceeding or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Powertel is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Powertel are set forth on Schedule I hereto and are incorporated herein by reference. Unless otherwise specified on Schedule I, each named executive officer and director is a citizen of the United States.

         During the last five years, to the best of Powertel's knowledge, no person on Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party in a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         Not applicable.


ITEM 4.           PURPOSE OF TRANSACTION.

         On August 26, 2000, Powertel entered into a definitive merger agreement (the "Merger Agreement") with the Company providing for the merger of Powertel with a subsidiary of the Company, with Powertel surviving (the "Merger"). If the Merger is consummated, Powertel will become a wholly-owned subsidiary of the Company, and each share of Powertel common stock will be converted into the right to receive a number of shares of Common Stock determined as follows (the "Conversion Number"): (i) 0.75 if the Company Average Closing Price (as defined below) is $113.33 or below; (ii) 0.65 if the Company Average Closing Price is $130.77 or above; and (iii) if the Company Average Closing Price is greater than $113.3 and less than $130.77, the quotient determined by dividing $85.00 by the Company Average Closing Price. Each share of Powertel preferred stock will be converted into the right to receive a number of shares of Common Stock determined by multiplying (A) the Conversion Number by (B) the sum of (i) the number of shares of Powertel common stock into which such share of Powertel preferred stock would be converted into as of the effective time of the Merger plus (ii) with respect to Powertel's Series E Preferred Stock and Series F Preferred Stock, the number of shares of Powertel common stock that represent accrued or declared but unpaid dividends on such shares. The "Company Average Closing Price" means the volume weighted average closing price (based on the Nasdaq National Market System ("Nasdaq") composite volume published by the Wall Street Journal) of the Common Stock as publicly reported for the Nasdaq as of 4:00 p.m. Eastern Time for ten (10) trading days randomly selected by lot out of the last twenty (20) trading days ending five (5) trading days prior to the closing date of the Merger.

         The consummation of the Merger is subject to the satisfaction of several closing conditions, including, without limitation: (i) the termination of the merger agreement between the Company and Deutsche Telekom AG ("DT") dated July 23, 2000 (the "DT/Company Merger Agreement"); (ii) approval and adoption of the Merger by the stockholders of each of the Company and Powertel; (iii) receipt of necessary regulatory approvals, including those of the Federal Communications Commission; (iv) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;
(v) registration of the shares of the Company to be issued in the Merger under the Securities Act of 1933; and (vi) the approval for listing of such shares on the Nasdaq.

         In connection with the Merger Agreement, certain stockholders of the Company executed stockholder agreements and agreed, for the benefit of Powertel, to vote in favor of the Merger Agreement and the Merger and not to transfer any of their shares of Common Stock prior to the Company's stockholders meeting, except to affiliates that agree to be bound by their agreement to vote their shares. In addition, DT agreed, in a merger agreement between DT and Powertel dated August 26, 2000 (the "DT/Powertel Merger Agreement"), for the benefit of Powertel, to vote in favor of the Merger Agreement and the Merger and not to transfer its shares of Common Stock prior to the Company's stockholders meeting, except to affiliates that agree to be bound by its agreement to vote its shares. The stockholders of the Company who have agreed to vote in favor of the Merger beneficially own more than 50% of the Common Stock entitled to vote on the Merger Agreement and the Merger.

         A copy of the Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. Copies of the stockholder agreements and the DT/Powertel Merger Agreement are attached hereto as Exhibits 2 through 7 and are incorporated herein by reference. A copy of the press release announcing the Merger Agreement is attached hereto as Exhibit 8 and is incorporated herein by reference.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b)

         Pursuant to the voting arrangements described in Item 4, certain Company stockholders have agreed to vote their Common Stock in favor of the Merger and the Merger Agreement. The number of shares of Common Stock subject to the voting arrangements described in Item 4 currently represents more than 50% of the aggregate shares of Common Stock entitled to vote on the Merger Agreement and the Merger. Powertel hereby disclaims beneficial ownership of the Common Stock owned by the Company stockholders that are subject to the voting arrangements described in Item 4.

(c)

         Except for the voting arrangements described in Item 4, there have not been any transactions in the Common Stock by Powertel or, to the best knowledge of Powertel, by the executive officers or directors of Powertel during the past 60 days.

(d)

         Not applicable.

(e)

         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in Items 4 and 5, neither Powertel nor, to the best knowledge of Powertel, any executive officers or directors of Powertel, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company or its subsidiaries.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                                  EXHIBIT INDEX

 EXHIBIT NUMBER         DESCRIPTION
 --------------         -----------

        1              Agreement and Plan of Reorganization, dated as of August
                       26, 2000, between Powertel and the Company, incorporated by reference herein from Exhibit 2.2 to Powertel's
                       Current Report on Form 8-K, as filed on August 31, 2000.
                       Schedules or similar attachments to this Exhibit have not been filed; upon request, Powertel will furnish supplementally to the Commission a copy of any omitted schedule.

        2              Agreement and Plan of Merger, dated as of August 26,
                       2000, between DT and Powertel, incorporated by reference herein from Exhibit 2.1 to Powertel's Current Report on
                       Form 8-K, as filed on August 31, 2000. Schedules or similar attachments to this Exhibit have not been filed;
                       upon request, Powertel will furnish supplementally to the Commission a copy of any omitted Schedule.

        3              VoiceStream Stockholders Agreement, dated as of August
                       26, 2000, between the Company, Powertel, John W. Stanton,
                       Theresa E. Gillespie, PN Cellular, Inc., Stanton Family
                       Trust and Stanton Communications Corporation, incorporated by reference herein from Exhibit 10.1 to Powertel's Current Report on Form 8-K, as filed on August
                       31, 2000.

        4              VoiceStream Stockholders Agreement, dated as of August
                       26, 2000, between the Company, Powertel, Sonera
                       Corporation and Sonera Holding B.V., incorporated by reference herein from Exhibit 10.2 to Powertel's Current
                       Report on Form 8-K, as filed on August 31, 2000.

        5              VoiceStream Stockholders Agreement, dated as of August
                       26, 2000, between the Company, Powertel, GS Capital
                       Partners, L.P., The Goldman Sachs Group, Inc., Bridge
                       Street Fund 1992, L.P. and Stone Street Fund 1992, L.P., incorporated by reference herein from Exhibit 10.3 to Powertel's Current Report on Form 8-K, as filed on August
                       31, 2000.

        6 TDS Shareholders Agreement, dated as of August 26, 2000, between Powertel and Telephone and Data Systems, Inc., incorporated by reference herein from Exhibit 10.4 to Powertel's Current Report on Form 8-K, as filed on
                       August 31, 2000.

        7              VoiceStream Stockholders Agreement, dated as of August
                       26, 2000, between the Company, Powertel, Hutchinson
                       Telecommunications PCS (USA) Limited and Hutchinson
                       Telecommunications Holdings (USA) Limited, incorporated by reference herein from Exhibit 10.5 to Powertel's
                       Current Report on Form 8-K, as filed on August 31, 2000.

        8 Press Release, dated August 27, 2000, incorporated by reference herein from Exhibit 99.1 to Powertel's
                       Current Report on Form 8-K, as filed on August 31, 2000.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                September 1, 2000

                                POWERTEL, INC.



                                By:  /s/ Jill F. Dorsey
                                   --------------------------------------------
                                Name:    Jill F. Dorsey
                                     ------------------------------------------
                                Title:   Vice President, General Counsel
                                      -----------------------------------------

                                   SCHEDULE I
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                                 POWERTEL, INC.

EXECUTIVE OFFICERS

NAME AND BUSINESS ADDRESS                                        OCCUPATION
-------------------------                                        ----------

Allen E. Smith                            President and Chief Executive Officer of Powertel
1239 O.G. Skinner Drive
West Point, Georgia 31833

Fred G. Astor, Jr.                        Executive Vice President and Chief Financial Officer of
1239 O.G. Skinner Drive                   Powertel
West Point, Georgia 31833

Rodney D. Dir                             Chief Operating Officer of Powertel
1239 O.G. Skinner Drive
West Point, Georgia 31833

Nicholas J. Jebbia                        Executive Vice President and General Manager of
1239 O.G. Skinner Drive                   Powertel
West Point, Georgia 31833

Walter R. Pettiss                         Executive Vice President and General Manager of
1239 O.G. Skinner Drive                   Powertel
West Point, Georgia 31833

H. Jay Galletly                           Executive Vice President and General Manager of
1239 O.G. Skinner Drive                   Powertel
West Point, Georgia 31833

Michael P. Tatom                          Executive Vice President and General Manager of
1239 O.G. Skinner Drive                   Powertel
West Point, Georgia 31833

George R. Johnson                         Executive Vice President and General Manager of
1239 O.G. Skinner Drive                   Powertel
West Point, Georgia 31833

DIRECTORS

NAME AND BUSINESS ADDRESS                                        OCCUPATION
-------------------------                                        ----------

Campbell B. Lanier, III                   Chairman of the Board of Directors of Powertel and
3300 20th Avenue                          Chairman of ITC Holding Company, Inc.
P.O. Box 20
Valley, Alabama 36854-0020

Allen E. Smith                            President and Chief Executive Officer of Powertel
1239 O.G. Skinner Drive
West Point, Georgia 31833

NAME AND BUSINESS ADDRESS                                        OCCUPATION
-------------------------                                        ----------

Donald W. Burton                          Managing General Partner of South Atlantic Venture Funds
614 West Bay Street
Tampa, Florida 33606-2704

Ann M. Milligan                           Chief Marketing Officer of SCANA Corporation
SCANA Corporation
Colombia, South Carolina 29218
Mail Code 194

O. Gene Gabbard                           Consultant
2500 Regency Parkway
Cary, North Carolina 27511

William H. Scott, III                     President of ITC Holding Company, Inc.
3300 20th Avenue
P.O. Box 20
Valley, Alabama 36854-0020

William B. Timmerman                      Chairman, Chief Executive Officer and President of
1426 Maine Street                         SCANA Corporation
P.O. Box 764
Colombia, South Carolina

Donald W. Weber                           Consultant
525 Old Cobblestone Drive
Dunwoody, Georgia 30350